August 4, 2005
Mr. Rufus Decker
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Wolverine Tube, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 1-12164
Dear Mr. Decker:
     As requested by Mr. Nate Cheney of your office, included below is the form of supplemental information that Wolverine intends to provide in its next Form 10-Q filing related to the enterprise-wide revenue disclosures required by paragraphs 37 and 103 of SFAS 131 and Item 101(c)(i) of Regulation S-K. This information is provided as additional information to our response letter to you dated July 18, 2005 related to your follow-up letter of July 1, 2005 which contains the comments of the SEC staff on the above referenced filings.
Sales by segment by product line are as follows (in thousands):

	For the year
	ended	For the year ended	For the year ended
Product Line	December 31, 2004	December 31, 2003	December 31, 2002
Commercial products:
Tube products	$362,955	$276,367	$257,107
Fabricated products	130,117	102,576	98,726
Other products	77,594	63,528	65,401

Subtotal	570,666	442,471	421,234
Wholesale products	165,215	115,112	93,938
Rod, Bar & Other products	61,994	38,741	35,351

Total	$797,875	$596,324	$550,523

     Included in other commercial products above are the Company’s Metal Joining and Copper Alloy products lines as individually each of those product lines represent less than 10% of the Company’s total sales for each year.
* * * * *

     In responding to your comments, Wolverine acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Securities and Exchange Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Finally, we would ask that if the SEC staff is not satisfied with the actions and modifications which the Company is making pursuant to your request, as outlined above, we would ask for a telephonic discussion to move this matter to closure. I can be reached directly at 256-580-3625 or through my assistant Judi Stiger at 256-580-3958. In addition, please note that I will be out of the country from Friday August 12, 2005 returning on Monday August 29, 2005 and may not have access to my e-mail or voice mail. In my absence, please contact Jennifer Brinkley at 256-580-3982.
Yours very truly,
/s/ Thomas B. Sabol
Thomas B. Sabol
Senior Vice President,
Chief Financial Officer